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UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 3 200?

SEC FILE NUMBER
8-52565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2002___ AND ENDING___12/31/2002___

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCLEAN SECURITIES, LLC

                            OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                            FIRM I.D. NO.

1650 TYSONS BOULEVARD, SUITE 650
                            (No. and Street)

MCLEAN   VIRGINIA   22102
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS ROBERTS   703-827-0200 X 101
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COCKE, SZPANKA & TAYLOR, CPAs, PC
                  (Name – *if individual, state last, first, middle name*)

1800 ROBERT FULTON DRIVE #100   RESTON   VA   20191-4346
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	
	MAR 1 8 2003
	THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

MAR 1 7 2003

OATH OR AFFIRMATION

I, _Dennis J. Roberts_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _McLean Securities, LLC_ , as of _Dec. 31, 2002_ 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Signature

Principal + Compliance Officer
Title

Eva J. Catlin
Notary Public   My commission expires Aug. 31, 2003.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.   N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2002 and 2001

CONTENTS



Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA

Independent Auditor's Report

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying statements of financial condition of McLean Securities, LLC as of December 31, 2002 and 2001, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Cocke, Szpanka & Taylor, CPAs, PC

February 14, 2003

STATEMENTS OF FINANCIAL CONDITION

MCLEAN SECURITIES, LLC

| | December 31 | |
	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 8,000	$ 20,072
Accounts receivable, net of allowance for		
doubtful accounts of $5,000 and $0	18,988	120,000
TOTAL CURRENT ASSETS	26,988	140,072
OTHER ASSETS		
Due from related party	0	5,118
	$ 26,988	$ 145,190
LIABILITIES AND MEMBERS' EQUITY		
MEMBERS' EQUITY	$ 26,988	$ 145,190
	$ 26,988	$ 145,190

See notes to financial statements.

STATEMENTS OF INCOME

MCLEAN SECURITIES, LLC

| | | Year Ended December 31 | |
		2002	2001
INCOME		$ 766,281	$ 1,133,539
EXPENSES			
Consulting		314,645	568,048
Bad debts		10,000	0
Salaries and wages		0	139,259
Rent		0	66,921
Equipment rental		0	31,381
Seminars and meetings		0	20,722
Marketing		0	20,411
Professional fees		0	16,201
Office expenses		0	14,621
Payroll taxes		0	14,506
Telephone		0	13,322
Computer expenses		0	12,501
Employee benefits		0	12,055
Broker-dealer expenses (rebates)		(202)	9,038
Taxes and licenses		0	8,328
Travel and entertainment		0	7,913
Printing and reproduction		0	5,861
Dues and subscriptions		0	5,805
On-line research		0	4,414
Miscellaneous		45	3,647
	TOTAL EXPENSES	324,488	974,954
	NET INCOME	$ 441,793	$ 158,585

See notes to financial statements.

STATEMENTS OF MEMBERS' EQUITY

MCLEAN SECURITIES, LLC

BALANCE, DECEMBER 31, 2000	$ 5,336
Net income	158,585
Contributions	293,400
Withdrawals	(312,131)
BALANCE, DECEMBER 31, 2001	145,190
Net income	441,793
Contributions	14,948
Withdrawals	(574,943)
BALANCE, DECEMBER 31, 2002	$ 26,988

See notes to financial statements.

-4-

STATEMENTS OF CASH FLOWS

MCLEAN SECURITIES, LLC

| | Year Ended December 31 | |
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 441,793	$ 158,585
Adjustments to reconcile net income to net cash provided by operating activities:		
Equipment transferred to related party	0	(5,118)
Allowance for doubtful accounts	5,000	0
Effect of changes in income and expense accruals:		
Accounts receivable	96,012	(120,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	542,805	33,467
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments received from (made to) related party	5,118	(1,052)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	5,118	(1,052)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	14,948	293,400
Withdrawals	(574,943)	(312,131)
NET CASH USED IN FINANCING ACTIVITIES	(559,995)	(18,731)
NET INCREASE (DECREASE) IN CASH	(12,072)	13,684
Cash, beginning of year	20,072	6,388
CASH, END OF YEAR	$ 8,000	$ 20,072

SUPPLEMENTAL DISCLOSURES
Noncash investing and financing activities:

During 2001, the Company made a loan to its affiliate for equipment purchased and transferred to the affiliate totalling $5,118.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2002 and 2001

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

McLean Securities, LLC (the Company) is a registered NASD broker-dealer that provides investment banking services in connection with its affiliate, The McLean Group, LLC. The Company does not have custody of client accounts. The Company's registration as a broker-dealer with the SEC became effective on October 27, 2000.

The Company uses accrual basis accounting for financial statement purposes and cash basis for income tax reporting. Securities transactions and related commissions revenue and expenses are accrued on a settlement date basis. All customers' trades are cleared through unrelated entities acting as clearing houses. Consulting services are recognized as services are provided.

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at fair market value as allowed by NASD regulations, and unrealized gains or losses are reflected in income. No securities were held at December 31, 2002 and 2001.

Allowance for bad debts on accounts receivable is made in amounts required to maintain adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined that payment will not be received. At year end, the allowance is evaluated by management based on review of the accounts receivable.

NOTE B - INCOME TAXES

The Company is a limited liability company, organized as a partnership. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the responsibility of the members.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at either December 31, 2002 or 2001.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2002 and 2001

NOTE D - RELATED PARTY TRANSACTIONS

The Company has an agreement with The McLean Group, LLC (the Group), a related limited liability company, that the Group will pay all operating and non-operating expenses in connection with the conduct of the affiliates' businesses, except fee-sharing disbursements which the broker-dealer is required to pay. This agreement became effective September 1, 2001 and the Group has fully indemnified the Company against any liability or responsibility for such expenses.

Due from related parties in the statements of financial condition represent amounts receivable from The McLean Group, LLC for expenses paid by the company, but allocable to the Group.

During 2002 and 2001, consulting fees (guaranteed payments) paid to members totalled $273,305 and $138,978.

NOTE E - CONTINGENT LIABILITIES

The Company signed security agreements January 19, 2000, to secure two loans for its affiliate, The McLean Group, LLC. The agreements were for a term loan maturing February 5, 2005 and a line of credit up to $200,000. As of March 29, 2002, McLean Securities, LLC was released from these security agreements.

The members, as members of the Company's affiliate, The McLean Group, LLC, are guarantors to the Group's sublease of their company offices.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater. The Company's aggregate indebtedness to net capital ratio was 0 to 1. At December 31, 2002, the Company had net capital as defined of $8,000, which was $3,000 in excess of its required net capital of $5,000.

During January 2002, the Company originally filed the fourth quarter 2001 Focus report showing net capital totalling $145,190. On February 11, 2002, the Company resubmitted the fourth quarter 2001 Focus report with the changed net capital amount of $20,072.

OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2002 and 2001



Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

CERTIFIED PUBLIC ACCOUNTANTS

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA

Independent Auditor's Report
On Other Financial Information

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying financial statements of McLean Securities, LLC as of and for the years ended December 31, 2002 and 2001, respectively, and have issued our report thereon dated February 14, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

February 14, 2003

COMPUTATION OF NET CAPITAL

MCLEAN SECURITIES, LLC

December 31, 2002

Total members' equity	$	26,988
Deduct: Non-allowable assets	(	18,988)
Add: Liabilities subordinated to claims of general creditors		0
NET CAPITAL	$	8,000

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MCLEAN SECURITIES, LLC

December 31, 2002

In accordance with Rule 17A-5(d)(4), we are reporting the following differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by McLean Securities, LLC for the year ended December 31, 2002.

Total members equity per our report	$ 26,988
Total members equity per focus report	(36,988)
	10,000
Total nonallowable assets per our report	18,988
Total nonallowable assets per focus report	(28,988)
	(10,000)
NET DIFFERENCES WITH FOCUS REPORT	$ 0

See auditor's report on other financial information.

COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA

Independent Auditor's Report on Internal Accounting
Control Required by SEC Rule 17a-5

To the Members
McLean Securities, LLC
McLean, Virginia

In planning and performing our audit of the financial statements of McLean Securities, LLC (the Company) for the years ended December 31, 2002 and 2001, respectively, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cocke, Szpanka & Taylor, CPAs, PC

February 14, 2003

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

MCLEAN SECURITIES, LLC

December 31, 2002 and 2001

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.